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SEC FILE NUMBER
8-71225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SGP Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

31 Hudson Yards, 11th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Smith	650-823-5437	ssmith@smithgoffman.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/09	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SGP Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Co-CEO

Robert McElveen
Notary Public
Johnston County, NC

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SGP SECURITIES, LLC

FINANCIAL STATEMENTS
December 31, 2025

———

SGP SECURITIES, LLC
TABLE OF CONTENTS
December 31, 2025

———

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
SGP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SGP Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SGP Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SGP Securities, LLC's management. Our responsibility is to express an opinion on SGP Securities, LLC 's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II-Computation for Determination of Reserve Requirement (exemption) and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission (exemption) have been subjected to audit procedures performed in conjunction with the audit of SGP Securities, LLC 's financial statements. The supplemental information is the responsibility of SGP Securities, LLC 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2024.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 16, 2026

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

FINANCIAL STATEMENTS

SGP SECURITIES, LLC

STATEMENT OF FINANCIAL POSITION
December 31, 2025

ASSETS

Current assets:

Cash and cash equivalents	$	43,213
Prepaid expenses		12,437
Total current assets		55,650
Total assets	$	55,650

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:

Accounts payable	$	1,000
Accrued expenses		19,500
Total current liabilities		20,500
Total liabilities		20,500
Member's equity		35,150
Total liabilities and member's equity	$	55,650

SGP SECURITIES, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2025

Income	$	-
Operating expenses:		
Office rent		46,806
Salaries and wages		37,764
Insurance		26,016
Payroll taxes		2,760
FINRA member fees		1,830
Retirement plan employer match		1,554
FINRA fidelity bond		600
Total operating expenses		117,330
General and administrative expenses:		
ACA fees		104,769
Accounting		35,990
Dues and subscriptions		16,111
IT expenses		6,431
Filing fees		737
Retirement plan administration		714
Office		72
Total general and administrative expenses		164,824
Total expenses		282,154
Net loss	$	(282,154)

SGP SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(282,154)
Adjustments to reconcile net loss to		
net cash from operating activities:		
(Increase) decrease in assets:		
Prepaid expenses		513
Increase (decrease) in liabilities:		
Accounts payable		1,000
Accrued expenses		19,500
Total adjustments to net loss		21,013
Net cash used in operating activities		(261,141)
Cash flows from financing activities:		
Capital contributions - Smith Goffman Partners LLC		237,316
Capital distributions - Smith Goffman Partners LLC		(34,772)
Net cash provided by financing activities		202,544
Net cash decrease for period		(58,597)
Cash and cash equivalents, beginning of year		101,810
Cash and cash equivalents, end of year	$	43,213
Supplemental disclosures of cash flow information:		
Cash paid for:		
Interest	$	-
Income taxes		-

SGP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2025

Member's equity, beginning of period	$	114,760
Net loss		(282,154)
Capital contributions		237,316
Capital distributions		(34,772)
Member's equity, end of period	$	35,150

SGP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2025

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1. **Summary of Significant Accounting Policies**

   Business activity: SGP Securities, LLC (the "Company") was formed in Delaware on September 26, 2023. The Company's business is limited to acting as a private placement agent and to consult in connection with restructuring advice and mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions, restructuring advice and merger and acquisition consulting fees. The Company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require FINRA approval.

   Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is evaluating new accounting standards and will implement as required.

   Revenue and revenue recognition: Revenue is recorded in accordance with ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Revenue is derived from one revenue stream as identified above in "Business activity". There are no separate performance obligations for the Company's revenue stream. The Company had no revenue for the period under audit.

   Judgments: The Company will consider several factors in determining that control transfers to the customer at the point in time when the advisory service has been provided.

   Cash and cash equivalents: The Company maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (the FDIC) up to $250,000 per depositor, per bank. At times, the Company may have cash balances that exceed the balance insured by the FDIC.

   As of December 31, 2025, and through the date of this report there were no such claims.

   Cash or securities in banks subject to withdrawal restrictions, restricted deposits held as compensating balances, and cash segregated in compliance with federal or other regulations (such as cash deposited in a special reserve bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3), if any, are classified separately in the statement of financial condition. The Company had no restricted deposits for the period under audit.

1. **Summary of Significant Accounting Policies (continued)**

Income taxes: The Company has adopted ASC 740-10, Accounting for Uncertainty in Income Taxes. The Company is required to evaluate any uncertain tax position including its status. The Company has determined it has no uncertain tax positions for the period under audit. The Company is treated as a disregarded entity for income tax purposes. As a disregarded entity, the Company is generally not subject to federal, state or local income tax. The Company's taxable income is reported on the consolidated tax return of its parent company.

Advertising: The Company expenses all advertising costs as incurred.

Use of estimates: The preparation of financial statements in U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's results are affected by economic, political, legislative, regulatory, and legal actions. Economic conditions such as recessionary trends, inflation, interest and monetary exchange rates, and government fiscal policies, can have a significant effect on operations. These factors and other events may cause actual results to differ from management's estimates.

Date of management's review: The Company has evaluated subsequent events through February 16, 2026, which is the date the financial statements were available to be issued.

2. **Related Parties**

The Company is a wholly-owned subsidiary of its parent company SGP Capital Advisors LLC ("Parent"). SGP Capital Advisors LLC is a wholly-owned subsidiary of its parent company SGP Capital Holdings, LLC, which is a wholly-owned subsidiary of its parent company Smith Goffman Partners, LLC ("SGP"). The Company enters into certain transactions with SGP.

During the year ended December 31, 2025, SGP through its subsidiaries as noted above has contributed approximately $237,316 of capital into the Company on behalf of the Parent, of which $153,918 was debt forgiveness.

Effective April 2024, the Company and SGP are parties to a management services/expense sharing agreement and have agreed that SGP will provide certain services as set forth below to SGP Securities. SGP provides administrative services for invoicing, collections, bookkeeping and related services. SGP provides the Company with office space together with such electricity, telephone service, computers, internet access and other typical office facilities and services as the Company may require.

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2.   Related Parties (continued)

The Company is responsible for paying any expenses that are direct obligation of the broker-dealer including, but not limited to, FINRA and SIPC assessments, registration and renewal costs, Fidelity Bond premiums, etc.

During the year ended December 31, 2025, shared expenses under this agreement totaled $138,045 of which $125,608 are included with various operating expense line items on the statement of operations and approximately $12,437 remains recorded as prepaid expense. SGP also paid direct expenses on behalf of the Company totaling $15,873. As of December 31, 2025, there are no receivable or payable balances between the Company and SGP.

3.   Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including investment banking and advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations consist of a single operating segment and therefore, a single reportable segment, because the CODM manages the activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

4.   Regulatory and Net Capital Requirements

As a broker-dealer the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2025 and requires that the ratio of "aggregate indebtedness" to "net capital" as those terms are defined by the rule, may not exceed 8.00 to 1.00. At December 31, 2025 the Company's net capital was $22,713 which was $17,713 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was 0.90 to 1.00.

5.   Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2025, and through the date of this report there were no such claims.

———

6.   **Going Concern**

These financial statements are prepared on a going concern basis.

The Company sustained a net loss for the period under audit and negative cash flows from operations. This was expected by management and ownership. The Company has determined that it will be able to meet all current commitments and net capital requirements either through capital contributions or operating income for the next 12 to 24 months.

SGP SECURITIES, LLC

SCHEDULE I: COMPUTATION OF NET CAPITAL - UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

NET CAPITAL		
Total member's equity	$	35,150
Deductions and/or changes:		
Non-allowable assets		12,437
Net capital		22,713
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)		(5,000)
Excess net capital	$	17,713
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	20,500
Ratio of aggregate indebtedness to net capital		0.90 to 1.00

Statement pursuant to paragraph (d)(4) of Rule 17a-5: There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2025.

SGP SECURITIES, LLC

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2025

The Company is not claiming an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
SGP Securities, LLC

We have reviewed management's statements included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) SGP Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company would limit its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company had no revenue in 2025.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SGP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SGP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 16, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SGP Securities, LLC
31 Hudson Yards
New York, NY 10001

Exemption Report
December 31, 2025

SGP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company will limit (no revenue received in 2025) its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way bases where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SGP Securities, LLC

I, Steven Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Steven Smith, Co-CEO

Date: January 16, 2026